Mojoose, Inc.

ANNUAL REPORT

65 Enterprise

Aliso Viejo, CA 92656

(949) 330-6523

https://www.mjoose.com/

This Annual Report is dated April 13, 2023.

BUSINESS

MoJoose Inc. was initially organized as Mobile Joose Inc, a Delaware Corportation on July 22, 2011, and transferred all its assets to a newly formed Delaware Corporation on February 21st, 2014.

MoJoose Inc. is an innovative engineering, design and manufacturing company developing intelligent wireless accessories for sale in the very large multi-billion dollar cellular and smartphone markets.

Our highly credentialed engineering team with more than 125 years of combined experience in RF cellular technology has designed and patented disruptive technologies that enable them to build the first and only cell phone signal amplifier that is completely mobile and small enough to fit in a cell phone battery case. No other cell phone signal booster can do this. Existing cell phone legacy booster technology consists of two units separated by several feet and connected by a cable so they are stationary and typically require professional installation.

The flagship product is the MJoose 4 in 1 case, which includes a signal amplifier, extra battery, and reduced radiation all in stylish protective case. The signal amplifier improves the cell phone communication signal. It can boost the existing cellular signal to provide more bars, make connections, stay connected, avoid drop calls, maintain fast data speeds and deliver high quality signals for voice, data and video reception on cell phones and other cellular equipped devices in

places where the phone cannot make or hold a connection, or deliver quality voice and data connection

MoJoose is producing a smartphone battery case with 100% more battery that includes its patented signal amplifier completely enclosed in the case. This will revolutionize the cell phone experience by providing this substantially improved cell phone signals and connectivity in a battery case that attaches to the cell phone and can be carried anywhere in a pocket or purse. It is the only truly mobile signal amplifier in a smartphone battery case.

The Company is powered by a strong executive team with extensive experience and expertise in global operations, supply chain management, and high volume manufacturing. This will enable the company to scale to high volume manufacturing quickly, while maintaining the highest quality products.

Our executive team has decades of experience working with on-shore and off-shore contract manufactures (CM's) and with these relationships, we expect we will be able to receive favorable payment terms of 90 days or more, and also achieve the best possible cost of goods sold (COGS).

Our sales and marketing team are world-class experts with deep experience in sales and marketing of consumer electronics, with a proven track record of building brands and businesses.

MoJoose has assembled a world-class team of engineering experts to execute on delivering their patented, award winning, disruptive technology to the market. As well as continue to develop innovative products for the cellular wireless markets. This includes wireless charging, international signal boosters, IOT modules for wireless connectivity, and 5G signal boosters.

It has received FCC, Mexico Certification, Apple MFI Certification, and Six CES innovations Awards. It also reduces RF Radiation by up to 70%. The product includes an Integrated Application to show Cell Signal Strength while using the Case (Samsung).

The Company also has 10 Granted Patents -- 8 US Patents, 1 Mexico Patent, 1 Chinese patent, and 1 patent pending.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: General working capital
Date: February 06, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $248,000.00

Use of proceeds: General working capital
Date: May 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $71,000.00
Use of proceeds: General working capital
Date: January 1, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2022 was $5,294, compared to fiscal year 2021 revenue of $71,154. The revenue from 2021 was a combined total from products sales and PPP loan, with products sales being $13,527. Both years revenue is a result of our pilot launch of the mJoose 4 in 1 smartphone case. Although the pilot launch was successful, the revenue was very limited by the COVID-19 global pandemic, which caused supply chain, limited inventory, and funding delays. As we focus on our commercial launch in the U.S. market, we expect a significant increase in sales going forward.

Cost of goods sold

Cost of goods sold in 2022 was $1,257, a decrease of approximately $2,046, from costs of $3,303 in fiscal year 2021. The reduction was due to the quantity of product sold and having raw materials on hand at our contract manufacturing facility.

Gross Margins

Gross Margins for 2022 and 2021 were $4,037 and $67,851 ($10,224 product sales), respectively, with the decrease reflecting the impact of the COVID-19 global pandemic.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2022 decreased $67,822 from 2021. This decrease was due to

decreased compensation and benefits costs. The Company reduced staffing to 2 fulltime employees in 2022.

Historical results and cash flows:

The iPhone 8 mJoose case received certification mid 2019 and in early 2020 we were in the final stages of certification for the iphone 10/11 mJoose case with Apple when COVID-19 hit and the Apple / UL test facility in South China shut down. Our pilot launch was with the limited quantity of iPhone 8 product that we had received from our Contract Manufacturer in Malaysia before the pandemic shut them down. COVID-19 had a major impact on the mJoose pilot launch, and that is why, once funded we will be able start a proper commercial launch.

We believe that historical cash flows are not indicative of the revenue and cash flows expected for the future because we have not yet obtained sufficient funding to start our commercial launch, including sales and marketing, of the products. Past cash was primarily generated through equity and debt financing, and PPP Loans from the SBA. The goal is to attain sufficient funds to start the commercial launch and marketing of our products, which will generate profitably and a positive cash flow.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $6,632.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Loan
Amount Owed: $8,500.00
Interest Rate: 3.75%
Maturity Date: May 25, 2050

Creditor: PPP LOAN
Amount Owed: $9,000
Interest Rate: 1.0%
Maturity Date: November 04, 2027

Creditor: Convertible Promissory Note
Amount Owed: $1,000,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2022

Creditor: Holders of certain Convertible Promissory Notes
Amount Owed: $3,094,452.05
Interest Rate: 4.0%
Maturity Date: December 31, 2022
Please see Convertible Promissory Note entry in company securities for additional information

Creditor: Holders of certain Convertible Promissory Notes (2)
Amount Owed: $308,931.51

Interest Rate: 4.0%
Maturity Date: December 31, 2022
Please see Convertible Promissory Note (2) entry in company securities for additional information

Creditor: Holders of certain Convertible Notes (1)
Amount Owed: $822,509.59
Interest Rate: 4.0%
Maturity Date: December 31, 2022
Please see Convertible Note (1) entry in company securities for additional information

Creditor: Holders of certain Convertible Notes (2)
Amount Owed: $94,193.33
Interest Rate: 4.0%
Maturity Date: December 31, 2024
Please see Convertible Note (2) entry in company securities section for additional information

Creditor: Holders of certain Convertible Notes (3)
Amount Owed: $602,301.37
Interest Rate: 4.0%
Maturity Date: December 31, 2022
Please see Convertible Note (3) entry in company securities section for additional information

Creditor: Holders of certain Bridge Convertible Notes
Amount Owed: $355,916.67
Interest Rate: 10.0%
Maturity Date: June 30, 2023
Please see Bridge Convertible Note entry in company securities for additional information

Creditor: Holders of certain Convertible Notes (4)
Amount Owed: $1,114,666.67
Interest Rate: 8.0%
Please see Convertible Note (4) entry in company securities section for additional information

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel Ash

Daniel Ash's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chief Executive Officer

Dates of Service: February, 2014 - Present

Responsibilities: Oversee and manage the total operation of the Company. Daniel Ash has been granted 400,000 stock options which vest over 4 years.

Position: Board Member

Dates of Service: February, 2014 - Present

Responsibilities: Board members form part of the governing body of the organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members.

Other business experience in the past three years:

Employer: Ash Innovations, LLC

Title: President

Dates of Service: March, 2005 - Present

Responsibilities: Consulting - not currently active

Name: Robert Legendre

Robert Legendre's current primary role is with Recently Retired Executive. Robert Legendre currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July, 2015 - Present

Responsibilities: Board members form part of the governing body of the organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members, however Robert is a shareholder. Robert attends board meetings and reviews and approves corporate governance.

Position: Compensation Committee Board Member

Dates of Service: November, 2015 - Present

Responsibilities: Oversees the compensation of all of the officers of the Company. Robert Legendre has been granted 1,020,000 stock options which vest over 4 years.

Other business experience in the past three years:

Employer: SEAGATE TECHNOLOGY

Title: SVP Global Supply Chain & Procurement

Dates of Service: February, 2013 - November, 2021

Responsibilities: Tactical and Strategic Procurement Commodity Management Master Scheduling & Global Planning Global Sourcing Inbound and Outbound Logistics & Fulfillment End-to-End Planning and Procurement Business Process Reverse Logistics & Global Repair Services Oversight for EDS (Systems) & SSD manufacturing and Test/process Eng Oversight for global Asset management

Name: Howard Ho Yin Chan

Howard Ho Yin Chan 's current primary role is with Belton Technology Group. Howard Ho Yin Chan currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July, 2015 - Present

Responsibilities: Board members form part of the governing body of the organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members. However, Howard is a shareholder. On occasion, Howard attends board meetings and reviews and approves corporate governance.

Other business experience in the past three years:

Employer: Belton Technology Group

Title: Executive Vice President

Dates of Service: April, 2012 - Present

Responsibilities: Executive responsibilities overseeing the management of the Company.

Name: Barrett Laban Silver

Barrett Laban Silver's current primary role is with Retired. Barrett Laban Silver currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2016 - Present

Responsibilities: Board members form part of the governing body of the organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members. However, Barrett is a shareholder. Barrett attends board meetings and reviews and approves corporate governance documents.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Daniel Ash
Amount and nature of Beneficial ownership: 5,063,182
Percent of class: 42.00

RELATED PARTY TRANSACTIONS

Name of Entity: Robert Legendre
Relationship to Company: Director
Nature / amount of interest in the transaction: The Company received three loans in the aggregate amount of $35,500 from one of the shareholders, Robert Legendre.
Material Terms: The loan bears an interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $35,500 and $31,000, respectively.

Name of Entity: Jerry Silver
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: The Company received three loans in the aggregate amount of $24,575 from one of the shareholders, Jerry Silver.

Material Terms: The loan bears and interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $24,575 and $17,300, respectively.

Name of Entity: Daniel Ash & Christine Schumacher
Relationship to Company: Director
Nature / amount of interest in the transaction: During 2022 and 2021, the Company granted temporary loans in the aggregate amount of $36,000 to the shareholder/employee Daniel Ash and $11,000 to shareholder/employee Christine Schumacher.
Material Terms: As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $47,000 and $14,000, respectively.

OUR SECURITIES

The amount of security authorized is 19,861,696 with a total of 12,520,467 outstanding.

Voting Rights

Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

Material Rights

The total amount outstanding includes 198,494 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,920,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 197,893 of shares to be issued pursuant to outstanding warrants

The Below rights were granted to certain holders party to a Stockholder's Agreement

2. Liquidation Rights

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior to and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Preferred Stock plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a). then the entire assets of the Corporation legally

available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2/a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2{a) above. the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of control of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(e), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

Tag-Along Provisions.

3.5.1 General. Subject to Section 3.5.8 hereof, and after the application of Section 3.4 hereof, if a Stockholder proposes to Transfer Restricted Securities to any Person (individually a “Third Party” and collectively, “Third Parties”) in any one transaction or any series of related transactions, directly or indirectly, such sale or other disposition shall not be permitted unless such Stockholder (the “Selling Stockholder”) shall offer (or cause the Third Party to offer) to all the other Stockholders (the “Tag-Along Parties”) in writing (the “Tag- Along Notice”) the right to elect to include, at the sole option of each Tag-Along Party, in the sale or other disposition to the Third Party such number of shares of Restricted Securities owned by such Tag-Along Party as shall be determined in accordance with Section 3.5.3 (the “Tag- Along Shares”). The Tag-Along Notice shall state: (1) the Selling Stockholder’s bona fide intention to sell such Offered Securities; (2) the number and class of securities to be offered for sale; and (3) the price and terms upon which the Selling Stockholders propose to offer such Offered Securities.

3.5.2 The Tag-Along Notice shall be delivered promptly following expiration of the right of the Non-Offering Stockholders, or waiver by each of the Non-Offering Stockholders of its right, to purchase the Offered Securities pursuant Section 3.4. At any time within 15 days after the giving of the Tag-Along Notice, each of the Tag-Along Parties may make an election to include the Tag-Along Shares in such a sale or Transfer by the Selling Stockholder and deliver to the Company a stock certificate or certificates representing the Tag- Along Shares, together with a limited power-of-attorney authorizing the Selling Stockholder to sell or otherwise dispose of such Tag-Along Shares pursuant to the terms of such Third Party’s offer.

3.5.3 Each of the Tag-Along Parties and the Selling Stockholder shall have the right to sell or include in the Third Party’s offer, that percentage (the “Tag-Along Percentage”) of the number of Restricted Securities to be sold to the Third Party equal to the ratio (expressed as a percentage) of (1) the Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholder, as compared with (2) the aggregate number of shares of Restricted Securities owned by the Selling Stockholder and Tag-Along Parties electing to sell or transfer securities pursuant to this Section 3.5 (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or

exchanged or exercised for, Common Stock). In the event that (A) the Stockholders in the aggregate elect to sell fewer Tag-Along Shares than they are entitled to sell in the aggregate and (B) certain Stockholders wish to sell an aggregate amount in excess of each such Stockholder's Tag-Along Percentage, then the excess available Tag12 Along Shares shall be allocated among such Stockholders pro rata based upon the number of shares of Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholders, or as otherwise agreed among such Stockholders.

3.5.4 The purchase from each Tag-Along Party pursuant to this Section 3.5 shall be on the same terms and conditions, including the price per share, the form of consideration and the date of sale or other disposition, as are received by the Selling Stockholder and shall be no less favorable to the sellers than as stated in the Tag-Along Notice.

3.5.5 Promptly (but in no event later than 5 days) after the consummation of the sale or other disposition of shares of Restricted Securities of the Selling Stockholder and the Tag-Along Parties to the Third Party pursuant to the Third Party's offer, the Selling Stockholder shall (1) notify such Tag-Along Parties of the completion thereof, (2) cause to be remitted to each Tag-Along Party the total sales price attributable to the Restricted Securities which such Tag-Along Party sold or otherwise disposed of pursuant thereto, and (3) furnish such Tag-Along Parties evidence of the completion and time of completion of such sale or other disposition and the terms thereof as may be reasonably requested by the Tag-Along Parties.

3.5.6 If within 15 days after the Tag-Along Notice is given, a Tag-Along Party has not accepted the offer to make an inclusion election, such Tag-Along Party will be deemed to have waived any and all of its rights with respect to the sale or other disposition of the Offered Securities described in the Tag-Along Notice. The Selling Stockholder shall have 90 days after such 15-day period in which to sell or otherwise dispose of such Offered Securities to the Third Party at a price and on terms not more favorable in the aggregate to the Selling Stockholder than were set forth in the Tag-Along Notice.

3.5.7 If, at the end of such 90-day period, the Selling Stockholder has not completed the sale of the Offered Securities in accordance with the terms of the Third Party's offer, all the restrictions on sale contained in this Agreement with respect to such Offered Securities owned by the Selling Stockholder shall again be in effect (unless such 90 day period is extended with the consent of each of the Tag-Along Parties).

3.5.8 Exceptions. Notwithstanding the terms and provisions of Section 3.5.1 hereof, the tag-along right provided for in this Section 3.5 shall not be applicable to (i) any repurchase by the Company of Equity Securities from an employee upon termination of employment; (ii) any Exempt Transfer; or (iii) any Transfer in an Approved Sale.

3.5.9 Relationship to Section 3.4. The provisions of Section 3.4 shall take priority over this Section 3.5, and nothing in this Section 3.5 shall be construed to relieve any Offering Stockholder of its obligation to deliver an Offering Notice to each Non-Offering Stockholder pursuant to the terms of Section 3.4 in connection with such a proposed transaction.

The security will convert into Securities of the class issued in the raise that triggers the notes and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $3,095,452.05

Maturity Date: December 31, 2022

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Equity Financing of at least $2,000,000

Material Rights

Amount outstanding calculated as of 12/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company’s next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a “Qualifying Financing”), into that whole number of shares of the securities issued in the Qualifying Financing (the “Automatic Conversion Shares”) obtained by dividing (a) the then-outstanding Loan Balance by (b) eighty percent (80%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the “Common Stock”), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion

(calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The “Maturity Date” shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Series A Preferred Stock

The amount of security authorized is 1,800,720 with a total of 1,800,720 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in the same manner as holders of Common Stock. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Conversion Rights

Holder of Series A Preferred Stock have certain conversion rights. See exhibit F for additional detail.

Anti-dilution Rights

Holder of Series A Preferred Stock have certain anti-dilution rights. See exhibit F for additional detail.

The Below rights were granted to certain holders party to a Stockholder's Agreement

2. Liquidation Rights

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior to and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Preferred Stock plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a). then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2/a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2{a) above. the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of control of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition,

its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(e), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

Tag-Along Provisions.

3.5.1 General. Subject to Section 3.5.8 hereof, and after the application of Section 3.4 hereof, if a Stockholder proposes to Transfer Restricted Securities to any Person (individually a “Third Party” and collectively, “Third Parties”) in any one transaction or any series of related transactions, directly or indirectly, such sale or other disposition shall not be permitted unless such Stockholder (the “Selling Stockholder”) shall offer (or cause the Third Party to offer) to all

the other Stockholders (the “Tag-Along Parties”) in writing (the “Tag- Along Notice”) the right to elect to include, at the sole option of each Tag-Along Party, in the sale or other disposition to the Third Party such number of shares of Restricted Securities owned by such Tag-Along Party as shall be determined in accordance with Section 3.5.3 (the “Tag- Along Shares”). The Tag-Along Notice shall state: (1) the Selling Stockholder’s bona fide intention to sell such Offered Securities; (2) the number and class of securities to be offered for sale; and (3) the price and terms upon which the Selling Stockholders propose to offer such Offered Securities.

3.5.2 The Tag-Along Notice shall be delivered promptly following expiration of the right of the Non-Offering Stockholders, or waiver by each of the Non-Offering Stockholders of its right, to purchase the Offered Securities pursuant Section 3.4. At any time within 15 days after the giving of the Tag-Along Notice, each of the Tag-Along Parties may make an election to include the Tag-Along Shares in such a sale or Transfer by the Selling Stockholder and deliver to the Company a stock certificate or certificates representing the Tag- Along Shares, together with a limited power-of-attorney authorizing the Selling Stockholder to sell or otherwise dispose of such Tag-Along Shares pursuant to the terms of such Third Party’s offer.

3.5.3 Each of the Tag-Along Parties and the Selling Stockholder shall have the right to sell or include in the Third Party’s offer, that percentage (the “Tag-Along Percentage”) of the number of Restricted Securities to be sold to the Third Party equal to the ratio (expressed as a percentage) of (1) the Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholder, as compared with (2) the aggregate number of shares of Restricted Securities owned by the Selling Stockholder and Tag-Along Parties electing to sell or transfer securities pursuant to this Section 3.5 (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock). In the event that (A) the Stockholders in the aggregate elect to sell fewer Tag-Along Shares than they are entitled to sell in the aggregate and (B) certain Stockholders wish to sell an aggregate amount in excess of each such Stockholder’s Tag-Along Percentage, then the excess available Tag12 Along Shares shall be allocated among such Stockholders pro rata based upon the number of shares of Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholders, or as otherwise agreed among such Stockholders.

3.5.4 The purchase from each Tag-Along Party pursuant to this Section 3.5 shall be on the same terms and conditions, including the price per share, the form of consideration and the date of sale or other disposition, as are received by the Selling Stockholder and shall be no less favorable to the sellers than as stated in the Tag-Along Notice.

3.5.5 Promptly (but in no event later than 5 days) after the consummation of the sale or other disposition of shares of Restricted Securities of the Selling Stockholder and the Tag-Along Parties to the Third Party pursuant to the Third Party’s offer, the Selling Stockholder shall (1) notify such Tag-Along Parties of the completion thereof, (2) cause to be remitted to each Tag-Along Party the total sales price attributable to the Restricted Securities which such Tag-Along Party sold or otherwise disposed of pursuant thereto, and (3) furnish such Tag-Along Parties evidence of the completion and time of completion of such sale or other disposition and the terms thereof as may be reasonably requested by the Tag-Along Parties.

3.5.6 If within 15 days after the Tag-Along Notice is given, a Tag-Along Party has not accepted the offer to make an inclusion election, such Tag-Along Party will be deemed to have waived any and all of its rights with respect to the sale or other disposition of the Offered Securities described in the Tag-Along Notice. The Selling Stockholder shall have 90 days after such 15-day period in which to sell or otherwise dispose of such Offered Securities to the Third Party at a price and on terms not more favorable in the aggregate to the Selling Stockholder than were set forth in the Tag-Along Notice.

3.5.7 If, at the end of such 90-day period, the Selling Stockholder has not completed the sale of the Offered Securities in accordance with the terms of the Third Party's offer, all the restrictions on sale contained in this Agreement with respect to such Offered Securities owned by the Selling Stockholder shall again be in effect (unless such 90 day period is extended with the consent of each of the Tag-Along Parties).

3.5.8 Exceptions. Notwithstanding the terms and provisions of Section 3.5.1 hereof, the tag-along right provided for in this Section 3.5 shall not be applicable to (i) any repurchase by the Company of Equity Securities from an employee upon termination of employment; (ii) any Exempt Transfer; or (iii) any Transfer in an Approved Sale.

3.5.9 Relationship to Section 3.4. The provisions of Section 3.4 shall take priority over this Section 3.5, and nothing in this Section 3.5 shall be construed to relieve any Offering Stockholder of its obligation to deliver an Offering Notice to each Non-Offering Stockholder pursuant to the terms of Section 3.4 in connection with such a proposed transaction.

Convertible Note (1)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (1) are outlined below:

Amount outstanding: $822,509.59

Maturity Date: December 31, 2022

Interest Rate: 4.0%

Discount Rate: 30.0%

Valuation Cap: None

Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 12/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) seventy percent (70%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The "Maturity Date" shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then

outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Convertible Note (2)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (2) are outlined below:

Amount outstanding: $94,193.33

Maturity Date: December 31, 2024

Interest Rate: 4.0%

Discount Rate: 50.0%

Valuation Cap: None

Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 12/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company’s next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a “Qualifying Financing”), into that whole number of shares of the securities issued in the Qualifying Financing (the “Automatic Conversion Shares”) obtained by dividing (a) the then-outstanding Loan Balance by (b) fifty percent (50%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such

delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the “Common Stock”), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The “Maturity Date” shall mean the earliest of (a) that date, on or after December 31, 2024, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Convertible Note (3)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (3) are outlined below:

Amount outstanding: $602,301.07

Maturity Date: December 31, 2022

Interest Rate: 4.0%

Discount Rate: 50.0%

Valuation Cap: None

Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 12/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) fifty percent (50%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant

to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The “Maturity Date” shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Bridge Convertible Note

The security will convert into Upon conversion, the investor will receive the same class of security issued in the qualifying financing with piggy-back registration rights. and the terms of the Bridge Convertible Note are outlined below:

Amount outstanding: $355,916.67

Maturity Date: June 30, 2023

Interest Rate: 10.0%

Discount Rate: 50.0%

Valuation Cap: None

Conversion Trigger: $3M fundraising round (a "Qualified Financing")

Material Rights

Amount outstanding calculated as of 12/31/2022.

Upon the closing a Qualifying Financing of the equity round (Gross proceeds to the company before commissions of $3M) the bridge investor has the choice of:

1. Automatic conversion in exchange for either:

(A) Cash Payment of principal and interest due and (B) shares of the class of equity sold in the Qualifying Financing in the amount of 50% of the number of shares that the Cash Payment could acquire at a price per share that is the offering price of the Qualifying Round, or

2. Automatic conversion in exchange for a number of shares of the class of equity sold in the Qualifying Round equal to 2X the number of shares that the Cash Payment could acquire at a price per share that is the offering price of the Qualifying Round, and no cash payment.

Convertible Note (4)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (4) are outlined below:

Amount outstanding: $1,114,666.67

Maturity Date: December 31, 2022

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 12/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) seventy percent (70%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the “Common Stock”), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The “Maturity Date” shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Series A-1 Preferred Stock

The amount of security authorized is 5,540,509 with a total of 2,478,024 outstanding.

Voting Rights

There are no voting rights associated with Series A-1 Preferred Stock.

Material Rights

The amount outstanding includes 2,816,465 shares to be issued upon the conversion of the Company's convertible notes. These notes will only convert into shares if the company raises $2,000,000 or more in an equity financing where preferred stock is sold. Please see convertible note entries in this section, Dilution, Risk Factors and Liquidity for additional information.

The amount outstanding includes 196,482 shares to be issued upon the conversion of the Company's Bridge Convertible Notes. These notes will only convert into shares if the company raises $3,000,000 or more in an equity financing where company securities is sold. Please see convertible note entries in this section, Dilution, Risk Factors and Liquidity for additional information.

Conversion Rights

Holder of Series A-1 Preferred Stock have certain conversion rights. See exhibit F for additional detail.

Anti-dilution Rights

Holder of Series A-1 Preferred Stock have certain anti-dilution rights. See exhibit F for additional detail.

Convertible Promissory Note (2)

The security will convert into Securities of the class issued in the raise that triggers the notes and the terms of the Convertible Promissory Note (2) are outlined below:

Amount outstanding: $355,916.67

Maturity Date: December 31, 2022

Interest Rate: 4.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: Equity Financing of at least $2,000,000

Material Rights

Amount outstanding calculated as of 12/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The “Maturity Date” shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer electronics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the

Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its

operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Mojoose Inc. was formed on February 21, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mojoose Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Mjoose Smartphone Case is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 10 granted patents and 1 pending patent, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our

intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other

problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. MOJOOSE RISK FACTORS Refer to uploaded MoJoose Risk Factors Document We may have competition from other companies. Although the mJoose case does not have direct competition (signal amplification/battery case) and has strong patent protection through its 10 granted patents, there are several other companies that provide related products. Some of these companies are larger and have greater experience and financial resources than us. Additionally, there may be other substantial companies that will enter the market either alone or merged with other competitors to compete with us. We cannot guarantee that we will be able to compete successfully with our current and future competitors. Our product is new and unique and contains inherent risks. Our product is innovative and new. As such, even with our successful pilot launch, we cannot be certain of commercial or any other kind of success for us with this product and cannot guarantee same. If we do not complete an equity financing of at least $2,000,000, our convertible promissory notes will be due and payable on December 31, 2022. The Company has issued unsecured convertible promissory notes in the aggregate principal amount of $5,219,000. The notes bear interest at the rate of between four and ten percent per annum and as of December 31, 2022 the total amount of principal and accrued interest payable under the notes totals $6,592,473. Principal and interest is payable at the maturity of the notes on December 31, 2022. The notes are payable upon the demand of the holders of a majority of the outstanding principal under the notes. With one exception noted below, the notes provide that upon the Company's completion of an equity financing for the gross proceeds of at least $2,000,000 all principal and accrued interest under the notes will convert to the securities sold in such financing at a purchase price equal to between 50% and 100% of the offering price in such financing. In the event the Company does not complete an equity financing of at least $2,000,000, all principal and interest due on these notes will be due and payable on December 31, 2022. If the Company does not complete the equity financing by this due date, it will request an extension of the due date to December 31, 2023. The Company has strong relationships with the Convertible Promissory Note Holders and believes an extension will be possible, but there is no guarantee that the extension will be granted and in this scenario the company might default on its obligations to noteholders. The Chief Executive Officer does not currently receive a salary for his role with the Company The CEO of Mojoose Inc. (Daniel Ash) does not currently receive a salary for his work. Although he has significant equity in the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans for Daniel to begin receiving a salary upon a successful financing.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 13, 2023.

Mojoose, Inc.

By /s/ Daniel Ash

Name: Mojoose Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

MOJOOSE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

I, Daniel Ash, the Chief Executive Officer of MoJoose Inc., hereby certify that the financial statements of MoJoose Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax return for 2021. MoJoose Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st .

____

Chief Executive Officer

March 31, 2023

MOJOOSE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 6,632	$ 48,201
Acccounts Receivable, net	413	6,118
Inventory	159,832	159,852
Due from Related Parties	47,000	7,582
Prepaids and Other Current Assets	2,931	5,551
Total Current Assets	**216,808**	**227,304**
Property and Equipment, net	-	-
Intangible Assets	90,307	104,474
Security Deposit	9,041	9,041
Total Assets	**$ 316,156**	**$ 340,819**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 392,811	$ 386,601
Credit Cards	19,721	14,127
Current Portion of Loans and Notes	518,504	481,504
Convertible Note	4,971,000	4,900,000
Accrued Interest	1,430,879	1,080,652
Shareholder Loan	60,075	48,300
Other Current Liabilities	314,908	235,870
Total Current Liabilities	**7,707,898**	**7,147,055**
Promissory Notes and Loans	6,988	7,996
Total Liabilities	**7,714,886**	**7,155,050**
STOCKHOLDERS EQUITY		
Common Stock	10,204	10,204
Series A Preferred Stock	1,801	1,801
Series A-1 Preferred Stock	50	-
Additional Paid in Capital	2,119,977	2,004,858
Retained Earnings/(Accumulated Deficit)	(9,530,761)	(8,831,093)
Total Stockholders' Equity	**(7,398,730)**	**(6,814,231)**
Total Liabilities and Stockholders' Equity	**$ 316,156**	**$ 340,819**

See accompanying notes to financial statements.

MOJOOSE INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 5,294	$ 71,154
Cost of Goods Sold	1,257	3,303
Gross profit	4,037	67,851
Operating expenses		
General and Administrative	306,364	410,774
Research and Development	1,714	-
Sales and Marketing	42,897	8,023
Total operating expenses	350,975	418,797
Operating Income/(Loss)	(346,938)	(350,946)
Interest Expense	352,730	321,200
Other Loss/(Income)		(53,158)
Income/(Loss) before provision for income taxes	(699,668)	(618,987)
Provision/(Benefit) for income taxes		-
Net Income/(Net Loss)	**$ (699,668)**	**$ (618,987)**

See accompanying notes to financial statements.

MOJOOSE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series Seed Stock		Series A-1 Seed Stock			
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	10,204,080	$ **10,204**	1,800,720	$ **1,801**			$ **3,002,726**	$ **(7,394,402)**	$ **(4,379,671)**
Capital distribution							(999,931)		(999,931)
Net income/(loss)								(817,704)	(817,704)
Balance—December 31, 2020	10,204,080	10,204	1,800,720	1,801	-	-	2,002,795	$ (8,212,106)	$ **(6,197,306)**
Share-Based Compensation							2,062		2,062
Net income/(loss)								(618,987)	(618,987)
Balance—December 31, 2021	10,204,080	10,204	1,800,720	1,801	-	-	2,004,858	$ (8,831,093)	$ **(6,814,231)**
Share-Based Compensation							2,250		2,250
Stock Sale					**49,538**	$ **50**	112,869		112,919
Net income/(loss)								(699,668)	(699,668)
Balance—December 31, 2022	10,204,080	10,204	1,800,720	1,801	49,538	50	2,119,977	(9,530,761)	(7,398,730)

MOJOOSE, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(699,668)	$	(618,987)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		9,519
Amortization of Intangibles		15,109		15,109
Share-based Compensation		2,250		2,062
Changes in operating assets and liabilities:				
Acccounts receivable, net		5,705		(3,042)
Inventory		20		675
Prepaids and Other Current Assets		2,620		(5,516)
Due from Related Parties		(39,418)		(7,582)
Accounts Payable		6,210		4,910
Credit Cards		5,594		(3,231)
Other Current Liabilities		79,038		113,976
Accrued Interest		350,227		315,950
Net cash provided/(used) by operating activities		**(272,312)**		**(176,158)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(942)		(14,594)
Net cash provided/(used) in investing activities		**(942)**		**(14,594)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution				-
Stock Sale		115,168		-
Borrowing on Convertible Note				-
Borrowing on Shareholder Loans		11,775		21,300
Borrowing on Promissory Notes and Loans		104,742		192,237
Net cash provided/(used) by financing activities		**231,685**		**213,537**
Change in Cash		(41,569)		22,785
Cash—beginning of year		48,201		25,416
Cash—end of year	**$**	**6,632**	**$**	**48,201**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities		-		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MoJoose Inc. was incorporated on February 21, 2014, in the state of Delaware. The financial statements of MoJoose Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laguna Niguel, California.

MoJoose Inc. a California-based accessory designer and manufacturer that ensures smartphone users stay connected by solving the world-wide weak cell signal challenge. The mJoose 4-in-1 case, developed by our patented breakthrough signal-amplifying technology, helps deliver a reliable cellular connection with every call. The smallest, most affordable signal-amplifying device of its kind, the mJoose smartphone case picks up where a regular cell signal ends. Our flagship products are Apple and Samsung smartphone protective cases that include signal amplification technology, a battery-life extender, and radiation reducing technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer/Office Equipment	5 years
Testing equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount

by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include research and software development costs, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

MoJoose Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its designed and manufactured accessories designed, which ensures smartphone users stay connected by solving the world-wide weak cell signal challenge.

Cost of sales

Costs of goods sold include the cost of accessories sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $42,897 and $8,023, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as

well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	159,832	159,852
Total Inventory	**$ 159,832**	**$ 159,852**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	2,731	35
Prepaid Taxes	-	5,516
Undeposited Funds	200	-
Total Prepaids and Other Current Assets	**$ 2,931**	**$ 5,551**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	314,500	234,790
Accrued interest	408	1,080
Total Other Current Liabilities	**$ 314,908**	**$ 235,870**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer/Office Equipment	$ 25,324	$ 25,324
Testing equipment	119,535	119,535
Property and Equipment, at Cost	**144,859**	**144,859**
Accumulated depreciation	(144,859)	(144,859)
Property and Equipment, Net	**$ -**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were $0.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 116,319	$ 115,377
Software	1,200	1,200
Research & Development Costs	16,656	16,656
Intangible assets, at cost	**134,174.09**	**133,231.99**
Accumulated amortization	(43,867)	(28,758)
Intangible assets, Net	**$ 90,307**	**$ 104,474**

Entire intangible assets have been amortized. Amortization expenses for intangible asset for the fiscal year ended December 31, 2022, and 2021 was in the amount of $15,109.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (15,109)
2024	(15,109)
2025	(15,109)
2026	(15,109)
Thereafter	(29,872)
Total	**$ (90,307)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,81,696 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 10,204,080 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 7,341,229 shares of Preferred Stock with a $0.001 par value. The first Series of Preferred Stock shall be designated 'Series A Preferred Stock' and shall consist of 1,800,720 shares and the second Series of Preferred Stock shall be designated 'Series A-1 Preferred Stock' and shall consist of 5,540,509 shares. As of December 31, 2021, 1,800,720 shares of Series A and 49,538 shares of Series A-1 have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,118,494 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Exercisable Options at December 31, 2020	-	$ -	-
Granted	1,920,000	$ 0.10	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	1,920,000	$ -	9.05
Exercisable Options at December 31, 2021	1,920,000	$ -	9.05
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	1,920,000	$ -	9.05
Exercisable Options at December 31, 2022	1,920,000	$ -	9.05

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $2,250 and $2,062, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -a certain lender	$ 22,500	4.00%	11/20/2014	7/8/2015	$ -	$ -	$ -	$ -	$ -	$ 900	$ 6,406	$ 22,500	$ -	$ 22,500
Promissory Note -a certain lender	$ 22,500	4.00%	11/20/2014	7/8/2015	$ -	$ -	$ -	$ -	$ -	$ 900	$ 6,406	$ 22,500	$ -	$ 22,500
Promissory Note -a certain lender	$ 13,000	4.00%	12/29/2014	7/8/2015	$ -	$ -	$ -	$ -	$ -	$ 520	$ 3,646	$ 13,000	$ -	$ 13,000
Promissory Note -a certain lender	$ 13,000	4.00%	1/15/2015	7/8/2015	$ -	$ -	$ -	$ -	$ -	$ 520	$ 3,621	$ 13,000	$ -	$ 13,000
Promissory Note -a certain lender	$ 12,500	10.00%	5/31/2021	5/31/2022	$ 1,250	$ 1,983	$ 12,500	$ -	$ 12,500	$ 1,250	$ 733	$ 12,500	$ -	$ 12,500
Promissory Note -a certain lender	$ 12,500	10.00%	6/10/2021	6/10/2022	$ 1,250	$ 1,949	$ 12,500	$ -	$ 12,500	$ 1,250	$ 699	$ 12,500	$ -	$ 12,500
Promissory Note -a certain lender	$ 37,500	10.00%	6/23/2021	6/23/2022	$ 3,750	$ 5,712	$ 37,500	$ -	$ 37,500	$ 3,750	$ 1,962	$ 37,500	$ -	$ 37,500
Promissory Note -a certain lender	$ 50,000	10.00%	6/24/2021	6/24/2022	$ 5,000	$ 7,603	$ 50,000	$ -	$ 50,000	$ 5,000	$ 2,603	$ 50,000	$ -	$ 50,000
Promissory Note -a certain lender	$ 37,500	10.00%	11/18/2021	11/18/2022	$ 3,750	$ 4,192	$ 37,500	$ -	$ 37,500	$ 3,750	$ 442	$ 37,500	$ -	$ 37,500
Promissory Note -a certain lender	$ 25,000	10.00%	5/31/2021	5/31/2022	$ 2,500	$ 3,966	$ 25,000	$ -	$ 25,000	$ 2,500	$ 1,466	$ 25,000	$ -	$ 25,000
Promissory Note -a certain lender	$ 25,000	10.00%	12/9/2021	12/9/2022	$ 2,500	$ 2,651	$ 25,000	$ -	$ 25,000	$ 2,500	$ 151	$ 25,000	$ -	$ 25,000
SBA Loan	$ 8,500	3.75%	5/25/2020	5/25/2050	$ 319	$ 830	$ 504	$ 6,988	$ 7,996	$ 319	$ 511	$ 504	$ 7,996	$ 8,500
Notes Payable – Jayworth Ventures	$ 100,000	20.00%	9/1/2020	10/20/2022	$ 20,000	$ 46,630	$ 100,000	$ -	$ 100,000	$ 20,000	$ 26,630	$ 100,000	$ -	$ 100,000
Notes Payable – Jayworth Ventures	$ 50,000	20.00%	12/18/2020	10/20/2022	$ 10,000	$ 20,356	$ 50,000	$ -	$ 50,000	$ 10,000	$ 10,356	$ 50,000	$ -	$ 50,000
Notes Payable – Jayworth Ventures	$ 50,000	10.00%	10/20/2021	10/20/2022	$ 5,000	$ 5,986	$ 50,000	$ -	$ 50,000	$ 986	$ 986	$ 50,000	$ -	$ 50,000
PPP LOAN	$ 67,763	1.00%	2020	5/4/2022	$ 200	$ 200	$ 10,000	$ -	$ 10,000	$ 100	$ 100	$ 10,000	$ -	$ 10,000
Promissory Note -a certain lender	$ 15,000	10.00%	4/9/2022	4/8/2023	$ 1,500	$ 1,093	$ 15,000	$ -	$ 15,000	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 25,000	10.00%	4/20/2022	4/19/2023	$ 2,500	$ 1,747	$ 25,000	$ -	$ 25,000	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 60,000	10.00%	9/8/2022	9/7/2023	$ 6,000	$ 1,874	$ 60,000	$ -	$ 60,000	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 8,000	10.00%	2/26/2022	2/25/2023	$ 800	$ 675	$ 8,000	$ -	$ 8,000	$ -	$ -	$ -	$ -	$ -
Total					**$ 66,319**	**$ 107,446**	**$ 518,504**	**$ 6,988**	**$ 525,996**	**$ 45,155**	**$ 66,718**	**$ 481,504**	**$ 7,996**	**$ 489,500**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 518,504
2024	504
2025	504
2026	504
2027	504
Thereafter	5,476
Total	**$ 525,996**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Robert Legendre	$ 25,000	4.00%	12.31.2020	Once the company receive $2,000,000 from Series B funding	$ 1,000	$ 2,000	$ 25,000	$ -	$ 25,000	$ 1,000	$ 1,000	$ 25,000	$ -	$ 25,000
Robert Legendre	$ 6,000	4.00%	12.31.2021	Once the company receive $2,000,000 from Series B funding	$ 240	$ 240	$ 6,000	$ -	$ 6,000	$ -	$ -	$ 6,000	$ -	$ 6,000
Robert Legendre	$ 4,500	4.00%	12.31.2022	Once the company receive $2,000,000 from Series B funding	$ 180	$ -	$ 4,500	$ -	$ 4,500	$ -	$ -	$ -	$ -	$ -
Jerry Silver	$ 7,275	4.00%	12.31.2022	Once the company receive $2,000,000 from Series B funding	$ 291	$ -	$ 7,275	$ -	$ 7,275	$ -	$ -	$ -	$ -	$ -
Jerry Silver	$ 15,300	4.00%	12.31.2021	Once the company receive $2,000,000 from Series B funding	$ 612	$ 612	15,300	$ -	15,300	$ -	$ -	15,300	$ -	15,300
Jerry Silver	$ 2,000	4.00%	12.31.2020	Once the company receive $2,000,000 from Series B funding	$ 80	$ 160	2,000	$ -	2,000	$ 80	$ 80	2,000	$ -	2,000
Total					$ 1,080	$ 2,160	$ 60,075	$ -	$ 58,075	$ 1,080	$ 1,080	$ 48,300	$ -	$ 46,300

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Jayworth Ventures	$ 500,000	4.00%	11/17/2016	12/31/2020	20,000	122,466	500,000	-	622,466	20,000	102,466	500,000	-	602,466
Jayworth Ventures	$ 250,000	4.00%	04/05/2017	12/31/2020	10,000	57,425	250,000	-	307,425	10,000	47,425	250,000	-	297,425
Jayworth Ventures	$ 100,000	4.00%	07/18/2017	12/31/2020	4,000	21,830	100,000	-	121,830	4,000	17,830	100,000	-	117,830
Jayworth Ventures	$ 700,000	4.00%	11/07/2018	12/31/2020	28,000	116,219	700,000	-	816,219	28,000	88,219	700,000	-	788,219
Jayworth Ventures	$ 250,000	10.00%	08/05/2019	12/31/2020	25,000	85,205	250,000	-	335,205	25,000	60,205	250,000	-	310,205
Jayworth Ventures	$ 200,000	10.00%	02/06/2020	12/31/2020	20,000	58,027	200,000	-	258,027	20,000	38,027	200,000	-	238,027
Logistar International Holding Co LTD	$ 400,000	4.00%	07/13/2016	12/31/2022	16,000	103,540	400,000	-	503,540	16,000	87,540	400,000	-	487,540
Logistar International Holding Co LTD	$ 600,000	4.00%	08/24/2016	12/31/2022	24,000	152,548	600,000	-	752,548	24,000	128,548	600,000	-	728,548
Logistar International Holding Co LTD	$ 250,000	4.00%	02/06/2017	12/31/2022	10,000	59,014	250,000	-	309,014	10,000	49,014	250,000	-	299,014
Logistar International Holding Co LTD	$ 500,000	4.00%	08/30/2017	12/31/2022	20,000	106,795	500,000	-	606,795	20,000	86,795	500,000	-	586,795
Logistar International Holding Co LTD	$ 150,000	4.00%	05/01/2019	12/31/2022	6,000	22,027	150,000	-	172,027	6,000	16,027	150,000	-	166,027
SMT Technologies Sdn. Bhd.	$ 800,000	8.00%	01/03/2018	01/03/2019	64,000	319,649	800,000	-	1,119,649	64,000	255,649	800,000	-	1,055,649
SMT Technologies Sdn. Bhd.	$ 200,000	8.00%	09/01/2020	09/01/2021	16,000	37,304	200,000	-	237,304	16,000	21,304	200,000	-	221,304
J. Silver	$ 35,500	4.00%	01/01/2022	01/01/2023	1,416	1,416	35,500	-	36,916	-	-	-	-	-
B. Silver	$ 35,500	4.00%	01/01/2022	01/01/2023	1,416	1,416	35,500	-	36,916	-	-	-	-	-
Total	$ -				$ 265,832	$ 1,264,882	$ 4,971,000	$ -	$ 6,235,882	$ 263,000	$ 999,049	$ 4,900,000	$ -	$ 5,899,049

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is obtained by dividing (a) the outstanding loan balance by (b) fifty percent (50%) of the price per share paid by investors in the Qualifying Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(208,781)	$	(184,706)
Valuation Allowance		208,781		184,706
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(947,313)	$	(738,532)
Valuation Allowance		947,313		738,532
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,160,200, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,160,200. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company received three loans in the aggregate amount of $35,500 from one of the shareholders, Robert Legendre. The loan bears an interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $35,500 and $31,000, respectively.

The Company received three loans in the aggregate amount of $24,575 from one of the shareholders, Jerry Silver. The loan bears and interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $24,575 and $17,300, respectively.

During 2022 and 2021, the Company granted temporary loans in the aggregate amount of $36,000 to the shareholder/employee Daniel Ash and $11,000 to shareholder/employee Christine Schumacher. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $47,000 and $14,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 12, 2018, the Company entered into a lease agreement with PBMB Journey LLC to rent business premises in Aliso Viejo, California. The base rent was $3,605 and ended on October 31, 2022. Rent expenses were in the amount of $43,260 and $43,260 as of December 31, 2022 and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through March 31, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $346,938, an operating cash flow loss of $272,312, and liquid assets in cash of $6,632, which less than a year's worth of cash reserves as of December 31, 2022.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Daniel Ash, Principal Executive Officer of Mojoose, Inc., hereby certify that the financial statements of Mojoose, Inc. included in this Report are true and complete in all material respects.

Daniel Ash

CEO